

June 24, 2015

Via E-mail
Pankaj Modi
Chief Executive Officer
Mindesta Inc.
429 Kent Street, Unit 112
Ottawa, Ontario, Canada K2P 2B4

> **Re:** **Mindesta Inc.**
> **Amended Annual Report on Form 10-K**
> **Filed June 9, 2015**
> **File No. 000-30651**

Dear Mr. Modi:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing an amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We partially reissue prior comment 4. We continue to note the financial statements reflect $308,439 in stock compensation expense for the year ended December 31, 2014. Please revise the summary compensation table to reconcile with this amount or advise. Please advise us why you continue to omit the Outstanding Equity Awards at Fiscal Year-End table required by Item 402(p) of Regulation S-K. We also note the management fees payable to the CEO as reflected in footnote five to the financial statements. Please revise to include such amount in the summary compensation table or advise.

2.   We note the revised summary compensation table relating to Ms. Letellier. Please advise why such amount is included in the salary column, when the prior beneficial ownership table included a footnote reflecting the common stock issuance of 5 million shares for becoming Chief Financial Officer.

Financial Statements

Note 3 – Liability to Issue Common Shares, page F-11

3.   In your response to prior comment 8, you conclude that liability classification of your obligation to issue common shares was appropriate because you did not have sufficient authorized and unissued shares to settle the contracts. You further state that on October 1, 2014 you executed a directors' resolution to increase the authorized capital to 300,000,000 common shares, which created sufficient authorized and unissued common shares to settle the contracts. It appears that the contracts were entered into either on October 1, 2014 or later. Given that the increase in the number of authorized shares appears to have coincided with or preceded the agreement to issue the shares, please tell us why you believe there were insufficient authorized shares for issuance under the contracts as of October 1, 2014, and why you concluded that liability classification was appropriate. Please also tell us how you continued to conclude there were insufficient authorized shares as of December 31, 2014 and March 31, 2015 and liability classification was still appropriate.

4.   In your response to prior comment 8, you stated that as of April 2015 the common shares issuable to the consultants had yet to be issued. Please tell us why you have not issued the common shares despite your conclusion that the consultants have a fully vested, non-forfeitable right to such common shares.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   ·   staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   ·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact James Giugliano, Staff Accountant, at (202) 551-3319 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan, Staff Attorney, at (202) 551-3269 or Pamela Howell, Special Counsel, at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director

cc: Jeffrey G. Klein, Esq.